Exhibit 18.1
November 5, 2013
Mr. Mark Schlei, Senior Vice President and Chief Financial Officer
Sparton Corporation
425 N. Martingale Road, Suite 2050
Schaumburg, Illinois 60173
Dear Mr. Schlei:
As stated in Note 2 to the financial statements of Sparton Corporation (Company) for the three months ended September 30, 2013, the Company changed its method of accounting for revenue recognition related to DSS sonobuoy sales to the U.S. Navy and foreign government customers under certain long-term contracts and states that the newly adopted accounting principle is preferable in the circumstances because it eliminates delays in revenue and related cost of goods sold recognition due to timing of customer testing and acceptance delays. Under the newly adopted accounting principle, which is now possible due to the Company now having an adequate history of producing sonobuoys to customer specifications and internal testing to assess compliance with those specifications, the revenue and related costs of goods sold of these manufactured sonobuoy lots will more closely match periodic operating expenses incurred thereby better reflecting the economic activity of the DSS segment. At your request, we have reviewed and discussed with you the circumstances and the business judgment and planning that formulated your basis to make this change in accounting principle.
It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the Public Company Accounting Oversight Board has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, we concur with management’s judgment that the newly adopted accounting principle described in Note 2 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable. Because we have not audited any financial statements of Sparton Corporation as of any date or for any period subsequent to June 30, 2013, we express no opinion on the financial statements for the three months ended September 30, 2013.
Very truly yours,

/s/ BDO USA, LLP
Grand Rapids, Michigan